

03051201

CM

'ES
GE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2004	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 0 4 2003
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 51538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/02 (MM/DD/YY) AND ENDING 05/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GEORGESON SHAREHOLDER SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET
(No. and Street)

NEW YORK	NY	11561
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERARD WARD — 212 440 9927
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 25 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, GERALD WARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GEORGESON SHAREHOLDER SECURITIES CORPORATION, as of MAY 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

FINANCIAL AND OPERATIONS PRINCIPAL
Title

[signature]
Notary Public

WALLACE MAHR
Notary Public, State of New York
No. 4520569
Qualified in Nassau County
Commission Expires July 31, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Georgeson Shareholder Securities Corporation

May 31, 2003
with Report of Independent Auditors

Georgeson Shareholder Securities Corporation

Statement of Financial Condition

May 31, 2003

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors of
Georgeson Shareholder Securities Corporation

We have audited the accompanying statement of financial condition of Georgeson Shareholder Securities Corporation (the "Company") as of May 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Georgeson Shareholder Securities Corporation at May 31, 2003 in conformity with accounting principles generally accepted in the United States.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As more fully described in Note 10, all of Georgeson Shareholder Communications, Inc.'s (the "Parent") bank loans maturity dates have been accelerated and come due on August 31, 2003 as a result of defaults on certain financial covenants. These bank loans are in part secured by the Company's assets. As of July 31, 2003, the Parent has not refinanced the bank loans. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The statement of financial condition of the Company does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Ernst + Young LLP

July 31, 2003

Georgeson Shareholder Securities Corporation

Statement of Financial Condition

May 31, 2003

Assets	
Cash	$ 324,708
Cash segregated under federal regulations	4,060
Accounts receivable (net of allowance of $747,737)	4,207,004
Deposit with clearing broker	250,000
Deferred tax asset	324,518
Other assets	3,300
Total assets	$ 5,113,590
Liabilities and Stockholder's equity	
Liabilities:	
Accrued expenses and other liabilities	$ 6,831
Payable to customers	3,115
Due to affiliates	161,223
	171,169
Stockholder's equity	4,942,421
Total liabilities and stockholder's equity	$ 5,113,590

See accompanying notes.

Georgeson Shareholder Securities Corporation

Notes to Statement of Financial Condition

May 31, 2003

1. General

Georgeson Shareholder Securities Corporation (the "Company"), a Delaware corporation, is a wholly-owned subsidiary of Georgeson Shareholder Communications, Inc. (the "Parent").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company primarily acts as a broker in the arrangement of the purchase of unexchanged securities of merged corporations from individual shareholders through a transfer agent and the exchange of such securities for cash or for equity securities in the new merged corporation.

2. Summary of Significant Accounting Policies

Income Taxes

The Company accounts for income taxes on the liability method as required by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and the accompanying notes. Actual results could differ from these estimates.

3. Accounts Receivable and Allowance for Returned Tenders

Substantially all securities transactions are cleared through the Company's clearing broker, Neuberger Berman. Accounts receivable represent fees earned on securities transactions that are due from the Company's clearing broker and transfer agents. Accounts receivable are reported net of related allowances for returned tenders on the statement of financial condition.

3. Accounts Receivable and Allowance for Returned Tenders (continued)

The allowance for returned tenders is periodically reviewed for adequacy based on return experience and levels of past due balances. Assessing the adequacy of the allowance for returned tenders is inherently subjective, as it requires making estimates that may be susceptible to significant change. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb reasonably estimated returned tenders.

4. Related Party Transactions

In accordance with a formal agreement with the Company, the Parent pays most expenses on behalf of the Company and is then reimbursed by the Company through an intercompany account. In addition, the Parent collects revenues received from transfer agents on behalf of the Company, and the Company makes non-interest bearing cash advances to the Parent, all of which is recorded through this same inter-company account. At May 31, 2003, the Company offset the cumulative net receivable balance of $7,691,856 with a non-cash dividend to the Parent.

The Company enters into various transactions in the normal course of business with affiliated companies. These transactions include certain marketing and printing activities performed by affiliates on behalf of the Company.

The Parent incurs virtually all operating expenses including rent, professional fees, accounting, finance, travel, information technology, human resources, and other miscellaneous expenses on behalf of its subsidiaries. These expenses are in turn allocated to the Company based on actual costs and/or usage.

Due to affiliates primarily represents an allocated inter-company marketing expense in return for revenue initiated by these affiliates during the fiscal year ended May 31, 2002 and remains outstanding as of May 31, 2003.

5. Regulatory Requirements

The Company is subject to the net capital requirement of Rule 15c3-1 of the Securities and Exchange Commission (the "Rule"), which specifies, among other things, minimum net capital requirements for registered broker-dealers. The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the Rule.

5. Regulatory Requirements (continued)

In accordance with the Rule, the broker-dealer is required to maintain minimum net capital, as defined, of $250,000 or 6 2/3 % of aggregate indebtedness, whichever is greater. At May 31, 2003, the Company had net capital, as defined, of $407,599, which was $157,599 in excess of its required net capital of $250,000. At May 31, 2003, the Company had aggregate indebtedness of $ 171,169. The ratio of aggregate indebtedness to net capital was .42 to 1.

At May 31, 2003, the Company had $4,060 of cash held in special reserve accounts for the exclusive benefit of customers. The Company's reserve requirement as per Rule 15c3-3 of the Securities and Exchange Commission was $3,115 at May 31, 2003.

6. Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments", approximates the carrying amounts presented in the statement of financial condition.

7. Income Taxes

The Company is part of a group that files a consolidated U.S. Federal and combined state and city income tax returns. The Company calculates taxes as if it filed on a separate company return basis. Amounts due to the Parent with respect to current income taxes are settled currently.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax asset consists primarily of allowance for returned tenders of shares.

8. Concentration of Credit Risk

At May 31, 2003 the Company's cash was held at one major financial institution that is insured up to $100,000 by the Federal Deposit Insurance Corporation. In addition, substantially all accounts receivable at May 31, 2003, are due from the clearing broker.

9. Contingencies

From time to time the Company is a defendant in certain litigation and in addition is examined by and answers inquiries from various government and regulatory agencies, which are incidental to the Company's business. Management believes that the outcome of any matters resulting from such litigation and inquiries will not materially affect the Company's financial position.

10. Bank Credit Agreement

The Parent has a credit agreement (the "Agreement") with a bank group through August 31, 2007. The Agreement, as it relates to the revolving credit loans, is through August 31, 2003. The Agreement, as amended, provides for revolving credit loans up to a maximum of $35 million, subject to a borrowing base limitation, as defined, and letters of credit in aggregate face amounts not exceeding the lesser of $1 million or the revolving loan limit. In addition, under the Agreement, the Parent had three term loans for $15,000,000 ("Term Loan B"), $10,000,000 ("Term Loan C") and $3,000,000 ("ESOP Term Loan"). As of May 31, 2003 $26,250,000 remained outstanding under the Agreement.

The loans and obligations of the Parent under the Agreement are secured by all of the assets of the Parent and its subsidiaries, including the Company, and the pledge of stock of certain principal shareholders. In addition, the Parent is required to and has purchased certain interest rate protections and is required to pay a commitment fee on the unused amount of the revolving credit facility.

The Agreement contains certain covenants that limit capital expenditures, incurrence of additional indebtedness, entering into leases, incurring additional liens and encumbrances, management compensation, investments and sales of assets. The Agreement also contains certain financial covenants. On April 9, 2003, the Parent received a waiver from the bank group for its non-compliance and the entire facility was accelerated to August 31, 2003.

On July 3, 2003, the Parent received a commitment from the lead bank, as agent for the lenders, as defined, to refinance the Agreement. The Parent is currently in negotiations with the lead bank and anticipates that they will require an additional extension through September 15, 2003 at which point the refinancing is expected to be favorably concluded. If the refinancing is unsuccessful, it could have a materially adverse effect on the Company's ability to conduct operations and meet its financial obligations.